UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-38629

EQUITRANS MIDSTREAM CORPORATION

(Exact name of registrant as specified in its charter)

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

(412) 395-2688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights(1)

(Title of each class of securities covered by this Form)

Common Stock, no par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Equitrans Midstream Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EQUITRANS MIDSTREAM CORPORATION

Date:	April 3, 2019	By:	/s/ Kirk R. Oliver
			Name:	Kirk R. Oliver
			Title:	Senior Vice President and Chief Financial Officer

(1) The Preferred Share Purchase Rights (the “Rights”) expired on March 31, 2019 pursuant to the terms of that certain Rights Agreement, dated as of November 13, 2018, by and between Equitrans Midstream Corporation and American Stock Transfer & Trust Company, LLC, as rights agent. Equitrans Midstream Corporation initially filed a Form 8-A to register the Rights on November 13, 2018.